Exhibit 99.1

Norwegian Cruise Line Reports Results for Second Quarter 2009

Record Second Quarter EBITDA of $84.2 Million, Up 87% from $45.1 Million in 2008

Record Second Quarter Net Income

Second Quarter Occupancy Tops 109%

MIAMI--(BUSINESS WIRE)--August 11, 2009--Norwegian Cruise Line (NCL Corporation Ltd. or “the Company”) today reported results for its second quarter ended June 30, 2009. EBITDA in the period improved by 87% to $84.2 million versus $45.1 million for the same period in 2008. Net income in 2009 rose to $15.4 million on revenue of $478.4 million compared to a net loss of $27.0 million on revenue of $525.0 million in 2008. These improvements in earnings were achieved despite a decline in Net Revenue in the second quarter of 9.3%. This decline resulted from a 7.7% decrease in Net Yield and a 1.8% decrease in Capacity Days. The decrease in Net Yield was primarily due to continued weakness in passenger ticket pricing versus 2008 and was partially offset by an increase in Net Yield from onboard and other revenue. The decrease in Capacity Days resulted from the departure of Norwegian Dream from the Company’s fleet in November of 2008. Occupancy Percentage for the second quarter of 2009 was 109.6% compared to 107.9% in the prior year and, following the trend in the first quarter of 2009, is the highest for a second quarter since the introduction of the Company’s first purpose-built Freestyle Cruising ship.

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Net Cruise Cost per Capacity Day decreased 20.5% in the second quarter of 2009 compared to the same period in 2008. The decrease in these costs is primarily attributable to lower fuel costs across the fleet, lower crew payroll costs per Capacity Day primarily due to cost savings from the re-flagging of Pride of Hawai`i and Pride of Aloha from the U.S.-flagged fleet to the international fleet as well as cost control initiatives. For the quarter, average fuel costs decreased 38.2% to $356 per metric ton from $576 per metric ton in 2008.

Interest expense, net of capitalized interest, decreased to $26.6 million in the second quarter of 2009 from $34.4 million in 2008, primarily due to lower average interest rates in the period, partially offset by an increase in average outstanding borrowings.

“I am very pleased with our performance this quarter especially given the current economic climate. Despite the weakness in ticket pricing, we are continuing to achieve improvements in our earnings and have begun to demonstrate consistency in our performance,” said Kevin Sheehan, chief executive officer of Norwegian Cruise Line. “Our continuing razor focus on all aspects of our operation, from revenue management to shipboard and shoreside operations, has resulted in record-setting EBITDA for the quarter and an enormous turnaround from our performance just a year ago. Our entire organization has rallied together to achieve these excellent results. I am very proud to be part of this great organization.”

Outlook

Capacity for the remainder of 2009 is substantially booked, although at prices below last year, particularly in the third quarter. “Although I believe we are moving beyond the low point with regard to ticket pricing, we must maintain our diligence in controlling costs and carrying out our strategic initiatives,” said Sheehan.

With her superstructure complete, Norwegian’s next generation Freestyle Cruising ship, Norwegian Epic, was recently floated out of her dry-dock to the outfitting dock where work on the interior spaces of the ship has commenced. “Norwegian Epic, with her focus on entertainment, wide range of accommodations and 20 dining options, has created a lot of excitement and anticipation in the marketplace,” said Sheehan. “We are looking forward to her delivery next summer. Sailings through April 2011 are open for sale and the response from the public has been very positive to date.”

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Terminology and Non-GAAP Financial Measures

Berths, in accordance with cruise industry practice, are determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.

Capacity Days represents double occupancy per cabin multiplied by the number of cruise days for the period.

Passenger Cruise Days represents the number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Gross Yield represents total revenue per Capacity Day.

Net Revenue represents total revenue less commissions, transportation and other expense and onboard and other expense.

Net Yield represents Net Revenue per Capacity Day.

Gross Cruise Cost represents the sum of total cruise operating expense and marketing, general and administrative expense.

Net Cruise Cost represents Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

Non-GAAP Information

To supplement the Company’s condensed consolidated financial statements presented on a U.S. Generally Accepted Accounting Principles (GAAP) basis, the Company also provides certain non-GAAP financial measures, including EBITDA, Net Revenue, Net Yield, and Net Cruise Cost.

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We define EBITDA as earnings before interest, other income (expense) including taxes, and depreciation and amortization and is used by management to measure operating performance of the business. Management believes EBITDA, when considered along with other performance measures, is a useful measure as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, selling, general and administrative expenses and other operating income and expense. EBITDA is also one of the measures used by the Company to calculate incentive compensation for management-level employees. While EBITDA is not a recognized measure under GAAP, management uses this financial measure to evaluate and forecast the Company’s business performance. This non-GAAP financial measure has certain material limitations, including:

* it does not include net interest expense. As the Company has borrowed money for general corporate purposes, interest expense is a necessary element of its costs and ability to generate profits and cash flows; and

* it does not include depreciation and amortization expense. As the Company uses capital assets, depreciation and amortization are necessary elements of its costs and ability to generate profits and cash flows.

Management compensates for these limitations by using EBITDA as only one of several measures for evaluating the Company’s business performance. In addition, capital expenditures, which impact depreciation and amortization, interest expense and income tax expense, are reviewed separately by management. Management believes EBITDA can provide a more complete understanding of the underlying operating results and trends and an enhanced overall understanding of the Company’s financial performance and prospects for the future. EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments.

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We use certain non-GAAP financial measures, such as Net Revenue, Net Yield and Net Cruise Cost to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs and are commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income (loss), we believe changes in Net Cruise Cost and Net Cruise Cost excluding fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs. We have not provided a quantitative reconciliation of projected Gross Yield to projected Net Yield and projected Gross Cruise Cost to projected Net Cruise Cost due to the significant uncertainty in projecting the costs deducted to arrive at these measures. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful. Our use of non-GAAP financial measures may not be comparable to other companies within our industry.

About Norwegian Cruise Line

Norwegian Cruise Line (Norwegian) is the innovator in cruise travel with a 42-year history of breaking the boundaries of traditional cruising, most notably with the introduction of Freestyle Cruising which has revolutionized the industry by allowing guests more freedom and flexibility. Today, Norwegian has the youngest fleet in the industry with 11 purpose-built Freestyle Cruising ships, providing guests the opportunity to enjoy a relaxed cruise vacation on the newest, most contemporary ships at sea.

Norwegian is presently building Norwegian Epic, a new third generation Freestyle Cruising ship, for delivery in 2010. High resolution, downloadable images are available at www.ncl.com/pressroom. For further information on Norwegian, visit www.ncl.com, follow us on Facebook and Twitter or contact Norwegian in the U.S. and Canada at (866) 234-0292.

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Forward-Looking Statements

This release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws including the statements made under the "Outlook" section of this release. Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. These risks that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the impact of changes in the global credit markets on the Company’s ability to borrow and counterparty credit risks, including those under the Company’s credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees; the ability to obtain financing and/or insurance coverage on terms that are favorable or consistent with the Company's expectations; the continued availability under our credit facilities and compliance with our covenants; changes in cruise capacity, as well as capacity changes in the overall vacation industry; the introduction of competing itineraries and other products by other companies; changes in general economic, business and geo-political conditions; adverse economic conditions that may affect consumer demand for cruises such as higher unemployment rates, fuel price increases, declines in the securities and real estate markets, and declines in disposable income and consumer confidence; adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events; the lack of acceptance of new itineraries, products or services by the Company’s targeted customers; the Company’s ability to implement brand strategies and its shipbuilding programs, and to continue to expand its brand and business worldwide; the costs of new initiatives; changes in interest rates, fuel costs, or foreign currency rates; increases in our future fuel expenses related to implementing recently approved International Maritime Organization regulations, which require the use of higher priced low sulfur fuels in certain cruising areas; the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with the Company’s expectations; the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with the Company’s contracts with shipyards; the risks associated with operating internationally; the impact of the spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; the Company’s ability to attract and retain qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate the Company’s collective bargaining agreements on favorable terms; changes in other operating costs such as crew, insurance and security costs; the continued availability of attractive port destinations; the impact of pending or threatened litigation and investigations; the impact of changes in the Company’s credit ratings; changes involving the corporate, tax, environmental, health, safety, security and other regulatory regimes in which the Company operates; the impact of any future changes relating to how travel agents sell and market the Company’s cruises; the impact on the Company’s business of any future increases in the price of, or major changes or reduction in, commercial airline services; the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of the Company’s ships; disruptions to the Company’s software and other information technology systems; the implementation of regulations in the United States requiring United States citizens to obtain passports for travel to additional foreign destinations; the impact of weather and natural disasters; and other risks discussed in the Company’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.

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NORWEGIAN CRUISE LINE CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited, in thousands)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Revenue
Passenger ticket	$330,265	$374,467	$613,413	$733,001
Onboard and other	148,152	150,522	289,459	303,561
Total revenue	478,417	524,989	902,872	1,036,562

Cruise operating expense
Commissions, transportation and other	83,239	87,255	150,188	172,598
Onboard and other	41,275	47,430	76,711	92,436
Payroll and related	80,317	95,242	162,580	200,868
Fuel	36,287	65,886	68,815	133,048
Food	30,412	32,658	60,404	62,388
Other operating	61,078	79,864	124,160	148,771
Total cruise operating expense	332,608	408,335	642,858	810,109
Marketing, general and administrative expense	61,654	71,526	124,957	146,504
Depreciation and amortization expense	38,135	40,398	76,119	80,154
Total operating expense	432,397	520,259	843,934	1,036,767
Operating income (loss)	46,020	4,730	58,938	(205)

Non-operating income (expense)
Interest income	287	538	635	827
Interest expense, net of capitalized interest	(26,635)	(34,420)	(52,047)	(82,132)
Other income (expense), net	(4,253)	2,162	13,082	(90,493)
Total non-operating income (expense)	(30,601)	(31,720)	(38,330)	(171,798)
Net income (loss)	$15,419	$(26,990)	$20,608	$(172,003)
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NORWEGIAN CRUISE LINE CONSOLIDATED BALANCE SHEETS (unaudited, in thousands, except share data)

	June 30,	December 31,
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$252,980	$185,717
Restricted cash	4,362	4,004
Accounts receivable, net	7,427	6,047
Inventories	32,735	29,494
Prepaid expenses and other assets	33,003	24,460
Total current assets	330,507	249,722

Property and equipment, net	3,818,593	4,119,222
Goodwill and tradenames	602,792	602,792
Other assets	191,618	75,405
Total assets	$4,943,510	$5,047,141

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$3,535	$182,487
Accounts payable	42,750	70,412
Accrued expenses and other liabilities	237,672	278,213
Due to Affiliate, net	2,735	210,058
Advance ticket sales	309,882	250,638
Total current liabilities	596,574	991,808

Long-term debt	2,609,866	2,474,014
Other long-term liabilities	89,938	31,520
Total liabilities	3,296,378	3,497,342

Commitments and contingencies

Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 and 25,000,000 shares authorized, respectively; 21,000,000 and 20,000,000
shares issued and outstanding, respectively	25	24
Additional paid-in capital	2,328,000	2,242,946
Accumulated other comprehensive income (loss)	(8,193)	137
Accumulated retained earnings (deficit)	(672,700)	(693,308)
Total shareholders’ equity	1,647,132	1,549,799
Total liabilities and shareholders’ equity	$4,943,510	$5,047,141
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NORWEGIAN CRUISE LINE CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited, in thousands)

	Six months ended
	June 30,
	2009	2008
Cash flows from operating activities
Net income (loss)	$20,608	$(172,003)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	83,116	80,154
Loss on translation of debt	1,467	100,561
Gain on derivatives	(15,192)	(13,584)
Write-off of unamortized loan fees	-	6,788
Other	485	625
Changes in operating assets and liabilities:
Accounts receivable, net	(1,380)	(28,300)
Inventories	(3,241)	3,937
Prepaid expenses and other assets	(56,988)	(5,329)
Accounts payable	(27,662)	(31,950)
Accrued expenses and other liabilities	(34,146)	31,157
Advance ticket sales	59,244	45,139
Net cash provided by operating activities	26,311	17,195

Cash flows from investing activities
Additions to property and equipment, net	(70,551)	(51,076)
Increase in restricted cash	(405)	(70)
Net cash used in investing activities	(70,956)	(51,146)

Cash flows from financing activities
Repayments of long-term debt	(74,567)	(1,337,490)
Proceeds from long-term debt	30,000	523,000
Transactions with Affiliates, net	71,323	(1,805)
Contribution from Affiliates, net	100,000	948,111
Other	(14,848)	(749)
Net cash provided by financing activities	111,908	131,067
Net increase in cash and cash equivalents	67,263	97,116
Cash and cash equivalents at beginning of period	185,717	40,291
Cash and cash equivalents at end of period	$252,980	$137,407
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NORWEGIAN CRUISE LINE NON-GAAP RECONCILING INFORMATION (unaudited)

The following table sets forth selected statistical information:

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Passengers Carried[1]	338,097	296,857	671,058	605,891
Passenger Cruise Days	2,307,675	2,313,010	4,571,134	4,768,300
Capacity Days	2,105,876	2,143,487	4,223,396	4,451,416
Occupancy Percentage	109.6%	107.9%	108.2%	107.1%
[1]Passengers Carried increased in 2009 primarily due to the three and four-night itinerary of Norwegian Sky compared to the seven-night itinerary with Pride of Aloha in 2008.

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Passenger ticket revenue	$330,265	$374,467	$613,413	$733,001
Onboard and other revenue	148,152	150,522	289,459	303,561
Total revenue	478,417	524,989	902,872	1,036,562
Less:
Commissions, transportation and other expense	83,239	87,255	150,188	172,598
Onboard and other expense	41,275	47,430	76,711	92,436
Net Revenue	$353,903	$390,304	$675,973	$771,528

Capacity Days	2,105,876	2,143,487	4,223,396	4,451,416
Gross Yield	$227.18	$244.92	$213.78	$232.86
Net Yield	$168.06	$182.09	$160.05	$173.32

Gross Cruise Cost and Net Cruise Cost were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Total cruise operating expense	$332,608	$408,335	$642,858	$810,109
Marketing, general and administrative expense	61,654	71,526	124,957	146,504
Gross Cruise Cost	394,262	479,861	767,815	956,613
Less:
Commissions, transportation and other expense	83,239	87,255	150,188	172,598
Onboard and other expense	41,275	47,430	76,711	92,436
Net Cruise Cost	$269,748	$345,176	$540,916	$691,579

Capacity Days	2,105,876	2,143,487	4,223,396	4,451,416
Gross Cruise Cost per Capacity Day	$187.22	$223.87	$181.80	$214.90
Net Cruise Cost per Capacity Day	$128.09	$161.03	$128.08	$155.36

EBITDA was calculated as follows (in thousands):

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Net income (loss)	$15,419	$(26,990)	$20,608	$(172,003)
Interest income	(287)	(538)	(635)	(827)
Interest expense, net of capitalized interest	26,635	34,420	52,047	82,132
Other expense (income), net	4,253	(2,162)	(13,082)	90,493
Operating income (loss)	46,020	4,730	58,938	(205)
Depreciation and amortization expense	38,135	40,398	76,119	80,154
EBITDA	$84,155	$45,128	$135,057	$79,949

CONTACT:
Norwegian Cruise Line, Miami
Investor Relations: Mark A. Kempa, 305-436-4932
or
Media Relations: AnneMarie Mathews, 305-436-4713
PublicRelations@ncl.com

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